



03011191

## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

**OMB APPROVAL**

| | |
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**SEC FILE NUMBER**

**8-** 052676

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                          MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  JSB PARTNERS, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**OFFICIAL USE ONLY**

**FIRM I.D. NO.**

DAMONMILL SQUARE, SUITE 6A
                                   (No. and Street)

| CONCORD | MA | 01742 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
T. Scott Johnson                                                 978-318-9799
                                                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC   CERTIFIED PUBLIC ACCOUNTANT.
                              (Name – if individual, state last, first, middle name)

| 12 PARMENTER ROAD | LONDONDERRY, | | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**PROCESSED**

**MAR 21 2003**

**THOMSON FINANCIAL**

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, T. Scott Johnson _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSB PARTNERS, L.P. _____, as of DECEMBER 31 _____, 20 02 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<br>

*T Scott Qel*

Signature

PARTNER

Title

*Channing L. Entwistle*

Notary Public

*Channing L. Entwistle*
*NOTARY PUBLIC*
*Commission Expires Nov 15, 200?*

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JSB PARTNERS, L.P.

# FINANCIAL STATEMENTS

# DECEMBER 31, 2002

# STEPHEN J. SUSSMAN

*Certified Public Accountant*

12 PARMENTER ROAD · LONDONDERRY, NH 03053 · TEL. (603) 437-1910
FAX (603) 437-3676

## Independent Auditor's Report

To the Partners'
JSB Partners, L.P.
Concord, MA

We have audited the accompanying consolidate statement of financial condition of JSB Partners, L.P., and its subsidiary (the Company) as of December 31, 2002, and the related consolidated statements of income, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of JSB Partners, L.P. and subsidiary at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2003

## JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2002

### ASSETS

| | |
|---|---:|
| Cash | $ 144,622 |
| Restricted cash | 9,067 |
| Receivable from customers | 189,737 |
| Receivable from non-customers | 25,527 |
| Advances to partners' | 250 |
| Prepaid expenses | 37,519 |
| Security deposits | 1,386 |
| Furniture and equipment, at cost, less accumulated depreciation of $80,088 | 42,435 |
| Total assets | $ 450,543 |

### LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---:|
| Accounts payable and accrued expenses | $ 103,854 |
| Deferred revenue | 5,493 |
| Distributions payable | 3,322 |
| Income taxes payable | 3,512 |
| Total liabilities | 116,181 |
| Partners' capital | 334,362 |
| Total liabilities and partners' capital | $ 450,543 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF INCOME

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---:|
| Revenues: | |
| Fee income | $ 689,254 |
| Interest income | 622 |
| Other income | 4,559 |
| | 694,435 |
| | |
| Expenses: | |
| Employee compensation, guaranteed payments, and benefits | 256,301 |
| Consulting fees | 122,208 |
| Communications and data processing | 69,192 |
| Interest expense | 216 |
| Legal and professional fees | 86,260 |
| Occupancy expenses | 104,039 |
| Other operating expenses | 275,820 |
| | 914,036 |
| | |
| Income (loss) before income taxes | (219,601) |
| | |
| Provision for trade and income taxes | 4,046 |
| | |
| Net income(loss) | (223,647) |
| | |
| Other comprehensive income: | |
| Foreign currency translation adjustments | 7,782 |
| | |
| Comprehensive income (loss) | $ (215,865) |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' CAPITAL

### FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| Partners' capital at beginning of year | $ | 583,454 |
| Net income(loss) | | (215,865) |
| Partners' contributions | | 300,000 |
| Partners' distributions | | (335,662) |
| Foreign currency translation adjustment | | 2,435 |
| Partners' capital at end of year | $ | 334,362 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ (215,865) |
| Adjustments to reconcile net income to net cash | | |
| provided by operating activities: | | |
| Depreciation | $ 23,991 | |
| (Increase) decrease in operating assets: | | |
| Increase in restricted cash | (1,403) | |
| Decrease in receivables from customers | 61,472 | |
| Decrease in receivables from non-customers | 39,779 | |
| Decrease in advances to partners' | 102,000 | |
| Decrease in prepaid expenses | 53,175 | |
| Decrease in other assets | 113 | |
| Non-cash interest income, due from partner | | |
| Increase (decrease) in operating liabilities: | | |
| Decrease in accounts payable and accrued expenses | (10,314) | |
| Increase in income taxes payable | 1,696 | |
| Increase in distribution payable | 2,732 | |
| Decrease in deferred revenue | (4,506) | |
| Total adjustments | | 268,735 |
| Net cash provided by operating activities | | 52,870 |
| Cash flows from investing activities: | | |
| Acquisition of office equipment | | (14,204) |
| Cash flows from financing activities: | | |
| Contributions from partners' | | 300,000 |
| Principle payments on note receivable | | - |
| Distributions to partners' | | (335,662) |
| Net cash used financing activities | | (35,662) |
| Effect of foreign currency translation on cash | | 2,435 |
| Net increase in cash | | 5,439 |
| Cash at beginning of year | | 139,183 |
| Cash at end of year | | $ 144,622 |

The accompanying notes are an integral part of these financial statements.

# JSB PARTNERS, L.P.

## CONSOLIDATED STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

| | | |
|---|---|---|
| Interest | $ | 216 |
| Income taxes | $ | 2,901 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

# JSB PARTNERS, L.P.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### DECEMBER 31, 2002

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

The Company, a Delaware limited partnership, was organized in July 1999. The partnership shall continue in existence until December 31, 2049, unless terminated at an earlier date. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company's principle business is acting as financial advisors to Biotech and Pharmaceutical companies in their acquisitions and merger efforts.

Organizational Structure

The Partnership agreement provides for profits or losses to be allocated 1% to the General Partner, 24.75% to each individual Limited Partners.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying financial statements include the accounts JSB Partners, L.P. and JSP Partners, Gmbh, a wholly owned German subsidiary. Significant Intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income. A foreign currency transaction loss of $7,782 is included in net income for the year ended December 31, 2002.

Restricted Cash

The Company has placed $9,067 in a term deposit account to serve as cash collateral for standby letters of credit in connection with an operating lease.

Fixed Assets

Property and equipment are recorded at cost. The cost of maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for 2002 was $23,991.

NOTE 2 - TAXES ON INCOME

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

The German subsidiary is treated as a separate entity and is subject to trade and income taxes.

NOTE 3 - NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $28,441 at December 31, 2002, which exceeded required net capital of $7,745 by $20,696. The ratio of aggregate indebtedness to net capital at December 31, 2002 was 408.5%.

# JSB PARTNERS, L.P.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

## DECEMBER 31, 2002

### NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company has various non-cancelable operating leases on facilities requiring annual payments as follows:

| Fiscal Year Ending | Amount |
|---|---|
| 2003 | $ 86,932 |
| 2004 | 84,218 |
| 2005 | 55,130 |
| 2006 | 53,040 |
| 2007 | 53,040 |
| Total | $332,360 |

Rent expense for the year ending December 31, 2002 was $75,277.

### NOTE 5 – PROMISSORY NOTE

On April 1, 2001 the Partnership issued two promissory notes in the amount of $1,453,500 in return for partnership interest. The notes bear an interest rate of 7%. Notes receivable, partner is shown as reductions to partners' capital.

### NOTE 6 – ADVANCE TO PARTNERS'

The Partnership has advanced $306,000 to partners' against future distributions. No interest has been accrued against these advances. These advances are shown as reductions to partners' capital.

### NOTE 7 – ACCOUNTS RECEIVABLE

The Company considers accounts receivable to be fully collectible at year-end. Accordingly, no allowance for doubtful accounts has been recorded.

# JSB PARTNERS, L.P.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

## DECEMBER 31, 2002

### NOTE 8– CONCENTRATION OF CREDIT RISK

The Company has cash deposits in a financial institution in excess of the amount insured by the Federal Deposit Insurance Corporation (FDIC). The excess amount was $23,576 at December 31, 2002.

# JSB PARTNERS, L.P.

# SUPPLEMENTARY SCHEDULES

# FOR THE YEAR ENDED DECEMBER 31, 2002

# JSB PARTNERS, L.P.

## SCHEDULE I

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## DECEMBER 31, 2002

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 334,362 |
| Total nonallowable assets from statement of financial condition | | (305,921) |
| Net capital before haircuts on securities positions | $ | 28,441 |
| Haircuts on securities | | - |
| Net capital | $ | 28,441 |
| Aggregate indebtedness: | | |
| Total A.I. liabilities from statement of financial condition | $ | 116,181 |
| Total aggregate indebtedness | $ | 116,181 |
| Percentage of aggregate indebtedness to net capital | | 408.5% |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of A.I.) | $ | 7,745 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 7,745 |
| Excess net capital | $ | 20,696 |
| Excess net capital at 1000% | $ | 16,823 |

# JSB PARTNERS, L.P.

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
### (X-17A-5)
### AT DECEMBER 31, 2002

### SCHEDULE I (CONTINUED)

|  | FOCUS REPORT - PART IIA QUARTER ENDED 12/31/02 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT 12/31/02 |
|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | |
| Total ownership equity from statement of financial condition | $ 598,665 | $ (264,303) | $ 334,362 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 555,627 | (249,706) | 305,921 |
| Haircuts on securities | - | - | - |
| Total deductions | 555,627 | (249,706) | 305,921 |
| Net capital | $ 43,038 | $ (14,597) | $ 28,441 |

# SCHEDULE II

## JSB PARTNERS, L.P.

## COMPUTATION FOR DETERMINATION OF
## RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER
## RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## DECEMBER 31, 2002

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

# STEPHEN J. SUSSMAN

## *Certified Public Accountant*

12 PARMENTER ROAD                    LONDONDERRY. NH 03053                    TEL. (603) 437-1910
                                                                             FAX (603) 437-3676

## Independent Auditor's Report on Internal
## Accounting Control Required by SEC Rule 17a-5

To the Partners'
JSB Partners, L.P.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of JSB Partners, L.P. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedure accounting principles generally accepted in the United States of America.
s listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for information and use of the Board of Directors, management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
February 15, 2003